Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2005	2004
In Millions of Dollars
Fixed Charges:
Interest Expense	$220	$178
Interest Capitalized	8	5
One-third of rents*	55	51

Total Fixed Charges	$283	$234

Earnings:
Income before income taxes and minority interests	$2,357	$1,959
Fixed charges per above	283	234
Less: interest capitalized	(8)	(5)

	275	229

Amortization of interest capitalized	7	4

Total earnings	$2,639	$2,192

Ratio of earnings to fixed charges	9.33	9.37

*	Reasonable approximation of the interest factor.